UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                June 9, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces completion of U.S. investigators' meeting for upcoming Miraxion Phase III clinical trial in Huntington's disease.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By:   /s/ Jonathan Lamb
                                    Name: Jonathan Lamb
                                    Title: Secretary

Date: June 9, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442


AMARIN ANNOUNCES COMPLETION OF U.S. INVESTIGATORS' MEETING FOR
UPCOMING MIRAXION PHASE III CLINICAL TRIAL IN HUNTINGTON'S DISEASE

LONDON, United Kingdom, June 9th, 2005 - Amarin Corporation plc
(NASDAQSC: AMRN) today announced the completion of the U.S.
investigators' meeting for the upcoming U.S. phase III clinical trial of Miraxion(TM) for the treatment of the symptoms of Huntington's disease.

Investigators and coordinators from the 43 selected Huntington's Study
Group ("HSG") clinical trial sites attended the meeting in Philadelphia.
The objective of the meeting was orientation and training about specific aspects of the clinical trial design. The clinical investigators who attended the meeting comprised leading Huntington's disease experts in the U.S.

The Miraxion Huntington's disease clinical trial in the U.S. will have approximately 300 patients in a double blind placebo controlled study over a six month period. At the end of the six month period, all patients on placebo will be switched to active Miraxion for a further six month phase. It is expected that the trial will commence in July. A second European phase III clinical trial with approximately 240 patients is expected to commence in the third quarter of 2005.

Miraxion is a novel drug for the treatment of Huntington's disease which showed encouraging results in an earlier phase III clinical trial in 135 patients at six clinical trial sites in the U.S. and internationally.

Rick Stewart, chief executive officer of Amarin, commented "The successful completion of the investigators' meeting marks another significant step towards the commencement of the Miraxion phase III clinical trial in Huntington's disease. We are grateful to all the investigators and coordinators who attended the meeting and look forward to the commencement of the trial."

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for treatment-unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2004 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.